UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)*

Keros Therapeutics, Inc.
(Name of Issuer)

Common Stock, $0.0001 Par Value
 (Title of Class of Securities)

492327101
 (CUSIP Number)

April 11, 2022
 (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 492327101	Page 2 of 8

1	NAMES OF REPORTING PERSONS:
Arkin Bio Ventures Limited Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
(a)☐
(b)☒
3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER:
0
	6	SHARED VOTING POWER:
1,812,315
	7	SOLE DISPOSITIVE POWER:
0
	8	SHARED DISPOSITIVE POWER:
1,812,315
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
1,812,315
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
7.55%*
12	TYPE OF REPORTING PERSON:
PN

* Based on 24,000,453 shares of Common Stock outstanding as set forth in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 9, 2022.

CUSIP No. 492327101	Page 3 of 8

1	NAMES OF REPORTING PERSONS:
Arkin Bio Venture Partners Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
(a)☐
(b)☒
3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER:
0
	6	SHARED VOTING POWER:
1,812,315
	7	SOLE DISPOSITIVE POWER:
0
	8	SHARED DISPOSITIVE POWER:
1,812,315
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
1,812,315
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
7.55%*
12	TYPE OF REPORTING PERSON:
CO

* Based on 24,000,453 shares of Common Stock outstanding as set forth in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 9, 2022.

CUSIP No. 492327101	Page 4 of 8

1	NAMES OF REPORTING PERSONS:
Moshe Arkin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
(a)☐
(b)☒
3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER:
0
	6	SHARED VOTING POWER:
1,812,315
	7	SOLE DISPOSITIVE POWER:
0
	8	SHARED DISPOSITIVE POWER:
1,812,315
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
1,812,315
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
7.55%*
12	TYPE OF REPORTING PERSON:
IN

* Based on 24,000,453 shares of Common Stock outstanding as set forth in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 9, 2022.

CUSIP No. 492327101	Page 5 of 8

Explanatory Note

This Amendment No. 1 to the Schedule 13G, filed on April 11, 2022, is being filed solely to correct certain typographical errors in Item 1.

Item 1.	(a)	Name of Issuer: Keros Therapeutics, Inc.

(b)	Address of Issuer's Principal Executive Offices: 99 Hayden Avenue, Suite 120, Building E Lexington, Massachusetts 02421

Item 2.	(a)	Name of Person Filing: Arkin Bio Ventures Limited Partnership Arkin Bio Venture Partners, Ltd. Moshe Arkin

(b)	Address of Principal Business Office: 6 Ha’Choshlim St., Building C, 6th Floor Herzliya Pituach 46724 Israel

(c)	Citizenship or Place of Incorporation: Israel

(d)	Title of Class of Securities: Common Stock, par value $0.0001 per share

(e)	CUSIP Number: 492327101

Item 3.	Not applicable.

Item 4.	Ownership:

(a)	Amount beneficially owned: See row 9 of cover page of each reporting person.

As of the date hereof, Arkin Bio Partnership owns directly (and therefore is deemed the beneficial owner of) 1,812,315 shares of Common Stock, which represents approximately 7.55% of the number of shares of Common Stock outstanding. Arkin Bio Partnership has the shared power to vote, or direct the voting of, and the shared power to dispose of, or direct the disposition of, the Common Stock held by it.

CUSIP No. 492327101	Page 6 of 8

As the general partner of Arkin Bio Partnership, Arkin Bio Ltd. may be deemed to be the indirect beneficial owner of the 1,812,315 shares of Common Stock beneficially owned by Arkin Bio Partnership, which represents approximately 7.55% of the number of shares of Common Stock outstanding. Arkin Bio Ltd. has the shared power to vote, or direct the voting of, and the shared power to dispose of, or direct the disposition of, the Common Stock held by Arkin Bio Partnership.

As the sole shareholder and sole director of Arkin Bio Ltd., Mr. Arkin may be deemed to be the indirect beneficial owner of the 1,812,315 Common Stock beneficially owned by Arkin Bio Partnership, which represents approximately 7.55% of the number of shares of Common Stock outstanding. Mr. Arkin has the shared power to vote, or direct the voting of, and the shared power to dispose of, or direct the disposition of, the Common Stock held by Arkin Bio Partnership.

Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

(b)	Percent of class: See row 11 of cover page of each reporting person

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

See row 5 of cover page of each reporting person

(ii)	Shared power to vote or to direct the vote:

See row 6 of cover page of each reporting person and note in Item 4(a) above

(iii)	Sole power to dispose or to direct the disposition of:

See row 7 of cover page of each reporting person

(iv)	Shared power to dispose or to direct the disposition of:

See row 8 of cover page of each reporting person and note in Item 4(a) above

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be beneficial owner of more than 5 percent of the class of securities, check the following ☐.

CUSIP No. 492327101	Page 7 of 8

Item 6.	Ownership of More than Five Percent on Behalf of Another:

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not applicable.

Item 8.	Identification and Classification of Members of the Group:

Not applicable.

Item 9.	Notice of Dissolution of Group:

Not applicable.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: April 12, 2022

Arkin Bio Ventures Limited Partnership By its General Partner, Arkin Bio Venture Partners, Ltd.
/s/ Moshe Arkin Name: Moshe Arkin Title: Director Arkin Bio Venture Partners, Ltd.
/s/ Moshe Arkin Name: Moshe Arkin Title: Director
/s/ Moshe Arkin Moshe Arkin